Exhibit 99.1

Amber International Announces Integration of Sparrow Tech and its Business in Singapore

Singapore, April 25, 2025 – Amber International Holding Limited (Nasdaq: AMBR) (“Amber International,” “we,” “us,” “Company,” or “AMBR”), a leading provider of institutional crypto financial services and solutions and operating under the brand name “Amber Premium”, today announced that Sparrow Tech Private Limited (“Sparrow Tech”), a Singapore-incorporated entity, has received the necessary approvals to become an indirect, wholly owned subsidiary of the Company, effective April 25, 2025.

Sparrow Tech holds a Major Payment Institution (MPI) License issued by the Monetary Authority of Singapore to provide Digital Payment Token services in Singapore under the Payment Services Act. It operates a digital asset platform offering secure, compliant and institutional-grade solutions tailored to the needs of sophisticated investors. This development is expected to enhance the client experience and supports Amber Premium’s broader strategy to consolidate services on a unified platform aligned with local regulatory guidelines.

As part of the integration, Sparrow Tech is being rebranded to Amber Premium Singapore, aligning the platform with the Company’s global brand identity and strategic mission to deliver compliant, institutional-grade crypto financial services across Asia and globally. The rebranding process is expected to be fully completed by April 30, 2025.

“The integration of Sparrow Tech into Amber International is more than a corporate milestone—it reflects our long-term commitment to building a globally compliant, institutional-grade digital asset platform anchored in Asia. With the rebranding of the Sparrow platform and full consolidation under Amber International, we’re unifying our brand, strengthening regulatory alignment, and creating a seamless experience for our clients in Singapore and beyond,” said Wayne Huo, CEO of Amber International.

About Amber International Holding Limited

Amber International Holding Limited (Nasdaq: AMBR), operating under the brand name "Amber Premium", is a leading provider of institutional crypto financial services and solutions. A subsidiary of Amber Group, Amber Premium delivers institutional-grade market access, execution infrastructure, and investment solutions to help institutions and high-net-worth individuals optimize their digital asset portfolios. The firm offers a regulated, scalable financial ecosystem powered by proprietary blockchain and financial technologies, AI-driven risk management, and quantitative algorithms across CeFi, DeFi, and OTC markets. Learn more at www.ambr.io.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements are inherently uncertain, and shareholders and other potential investors must recognize that actual results may differ materially from the expectations as a result of a variety of factors. Such forward-looking statements are based upon management’s current expectations and include known and unknown risks, uncertainties and other factors, many of which are hard to predict or control, that may cause the actual results, performance, or plans to differ materially from any future results, performance or plans expressed or implied by such forward-looking statements. Such risks and uncertainties include, but are not limited to: (i) the risk that that the Company relies on the arrangements with AB and/or Amber DWM to achieve substantially the same economic benefits of certain subsidiaries and the contracts as initially contemplated in the DWM Merger Agreement, which may not be as effective as direct ownership and could lead to other adverse effect on the Company; (ii) risks related to the performance of the amendment, waiver and framework agreement, including the expected timing and likelihood of receipt of the regulatory approvals contemplated therein; (iii) the risk that the Company’s business lines are nascent, not fully proven by market and subject to material legal, regulatory, operational, reputational, tax and other risks in the jurisdictions where it operates; (iv) the risk of declining prices of digital assets and reduced transaction volumes conducted by the Company; and (v) regulatory and market risks related to cryptocurrencies and digital assets and in the jurisdictions where the Company operates. Further information regarding these and other risks is included in the Company’s annual report on Form 20-F and other filings with the SEC. Investors can identify these forward-looking statements by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

Media & Investor Contacts

In Asia:
Amber International Holding Limited
Serena Wang
Tel: +65 6022 0228
E-mail: pr@ambr.io | ir@ambr.io | amber@paradigmconsulting.com.hk

In the United States:
International Elite Capital Inc.
Annabelle Zhang
Tel: +1 (646) 866-7928
Email: amber@iecapitalusa.com